December 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attn: Irene Paik

Re:	CASI Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-214889

Request for Acceleration

Ladies and Gentlemen:

CASI Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effective date of its Registration Statement on Form S-3 (File No. 333-214889), so that it may become effective at 4:00 p.m. Eastern Time on December 21, 2016, or as soon thereafter as practicable.

Very truly yours,

CASI PHARMACEUTICALS, INC.

By:	/s/ Cynthia W. Hu
Name: Cynthia W. Hu Title: Chief Operating Officer